FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update

JULY 1, 2005

No News Is Good News

US Airways Auction Ends, Another Hurdle Cleared Toward Merger With AWA

Late Friday, as Plane Deal went to press, news broke that no competing bids were submitted to the Bankruptcy Court, making America West Airlines the only company to have filed a bid.

At a recent town hall CEO Doug Parker explained, "The close of the bid period is a milestone; however we still have a lot of hurdles to clear, including the possibility of a bid coming late in the game."

Despite the July 1 deadline competitors can still submit a bid to the Bankruptcy Court. In the interest of US Airways and its employees, the Bankruptcy Court judge may be compelled to evaluate any serious offers.

"I'm confident in our bid," Doug added. "I don't expect a competitor to make a comprehensive offer like ours."

Confirmation of the deal may come on July 7, which is the date for the bankruptcy hearing.



In addition to approval from the Bankruptcy Court, the merger is still subject to approval from the Air Transportation and Stabilization Board (ATSB) and AWA shareholders.

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History Lesson: US Airways (see Page 2)

TABLE OF CONTENTS

US Airways History .... Page 2
Recent FAQs .... Page 3
Quirky Question .... Page 4
Notable Quotes .... Page 4
Town Hall Schedule .... Page 4

RESOURCES

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July 1, 2005 An America West Employee Publication Plane Deal Issue Seven

P L A N E D E A L

Who Is US Airways? A History From AAA To Today



US Airways traces its roots back to a company called All American Aviation, which took to the skies as a flying postal service outfit in 1939, some 44 years before the first America West flight. That year, a Hershey bar could be purchased for five cents, a first-class stamp was three cents and minimum wage was 30 cents per hour. There have been a lot of other changes since then – commercial jets and industry deregulation, to name two. This is a brief look at some of the events that marked US Airways' journey over the past six decades.



In 1949, All American Aviation changed its name to All American Airways and began passenger service. Meanwhile, Pacific Southwest Airlines (part of the future US Airways), or PSA, began operations in California. A year earlier, another future component of US Airways, Piedmont Airlines, began its operations.



In 1953, All American Airways changed its name again, selecting the brand Allegheny Airlines, a name taken in honor of the geography of its route system.



In 1966, Allegheny Airlines proudly debuted its first jet – a DC9-10. A year later, it began its first commuter service.

In 1968, Allegheny Airlines merged with Lake Central Airlines, enhancing its Midwest route network.



In 1972, Allegheny expanded further with the acquisition of Mohawk Airlines, an airine with an extensive New England route structure.



At that point, Allegheny was the world's sixth largest carrier based on passenger boardings. The airline continued growing, and after taking advantage of westward expansion opportunities made possible by industry deregulation in 1978, changed its name to USAir at the close of the decade.

In 1986, Piedmont acquired Empire airlines and a hub in Syracuse, NY.

A year later, it began routes to Europe and was acquired by USAir, along with San Diego-based Pacific Southwest Airlines. Both were integrated into USAir by 1989.

The 1990s saw USAir add several international routes and acquire new aircraft and domestic routes, including those of the Trump Shuttle. It was also in the 1990s that the airline took its modern-day name.

During the unprecedented challenges following 9/11, the airline sought to increase efficiencies, dramatically cut costs and began the Chapter 11 process, which it plans to conclude later this year in tandem with the proposed merger.

U·S AIRWAYS



Sincerest thanks to the following photographers for sharing the above photos. AAA courtesy of facweb.stvincent.edu; Allegheny, Lake Central, Mohawk and USAir courtesy of Bob Garrard / airliners.net; PSA courtesy of Ellis Chernoff / airliners.net; and Piedmont courtesy of US Airways CSR in MIA, Jay Selman / Airlinersimages.com.

PLANE DEAL 2

PLANE DEAL FAQs The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions: Q: What is America West’s policy on assisting employees who may be laid off from the merger? A: First, we should reiterate that we hope to avoid layoffs and furloughs through attrition or by offering voluntary programs. For represented employees, any furloughs would be handled per the collective bargaining agreement covering that work group. For non-represented employees (i.e. support staff, analysts, management, etc.), if an America West employee is not selected for the new team and is replaced by a US Airways employee, the company will explore a fair process for working with the employee to ease the transition. At this point, we aren’t certain about what kind of assistance we will offer, but we’ll clearly communicate with employees once we have designed that element of our transition plan. Beyond serious business: In Reno, Nev. on June 29, employees got a good laugh during the Town Hall. Q: US Airways recently revised its profit-sharing plan. Is the new company committed to the same profit-sharing terms? A: We know our employees want the opportunity to share in the profits of our new airline, and we are committed to looking at profit sharing as a potential element in the compensation packages we offer to employees post-merger. We have a lot of work to do between now and closing (late Sept./early Oct.), including analyzing the different compensation and benefits offered by each of the standalone airlines and designing something that works for our combined airline. As we make decisions through this process, we will let employees know what changes may occur post-merger and when we expect those changes to take effect. Q: With several 757s moving to the Hawaii service, how are we going to route system? Load factors systemwide are already high. Removing seats from the current system would seem to be the wrong move. A: It always makes sense to deploy aircraft assets where they will be most beneficial to the system and the planning and scheduling team is confident that routes to Hawaii will be a major addition to the America West network. It’s true our loads are high right now, but high loads don’t always translate to profitability. When we adjust our schedule for Hawaii service, we can replace less profitable flying with Hawaii routes. We continually alter schedules and aircraft types in order to make the best use of our assets – aircraft in this case – and, with proper planning, we can do so with minimal disruption to passengers and without seeing a decrease in load factor. More importantly, we can do so in a way that positively influences the bottom line. Q: Are the seven A320 aircraft the combined airline is expected to take delivery of by the end of February 2006 going to be based in PHX? A: It’s still too early to determine deployment of future aircraft deliveries. However, if the merger closes this fall as planned, some of our aircraft could be flying within the US Airways system (with our crews, maintenance, etc.) by early next year. is might include flights between hubs, for example. As we get closer to the merger closing we’ll be able to provide more information regarding aircraft scheduling and utilization. There are still a lot of moving pieces with respect to scheduling for the new combined airline. “Besides Doug, officers for the new airline have not yet been selected; however, employees will be among the first to know when the new company’s team is in place.” Q: Are the eight people on the Steering Committee going to make up the executive team at the new company? A: No, not necessarily. While some of those individuals may make up the senior leadership team of the new combined company, those decisions have not yet been made (with the exception of Doug Parker). The Ste ering Committee, which consists of four executive officers from each company, was created to help lead both companies through the closing date of the merger (late Sept./early Oct.) and then through the end of the year as we lay out the transition plan. They will also oversee the integration plan that Scott Kirby is leading. Besides Doug Parker, officers for the new airline have not yet been selected; however, employees will be among the first to know when the new company’s team is in place. LAX Station manager Dennis Anderson received his 20-year anniversary pin at the June 30 Town Hall in LAX. PLANE DEAL 3

PLANE DEAL NotableQuotes “If everything happens the way it is supposed to, it could provide some real promise, but there are a lot of ifs.” - Jack Stephan, an Air Line Pilots Association spokesman on the planned merger. (Source: The Washington Post) “I would be shocked if this thing [the merger] was derailed at this point.” - Pittsburgh Airline Analyst Bill Lauer (Source: The Washington Post) “Doug Parker is proof that a single person, equipped with the ability to inspire and motivate those around him, can make a significant difference in the culture of a business.” -Ric Borom, in a letter to the editor. Borom is a 20-year Arizona resident, living in Gilbert, Ariz. since 1996. He worked at the Gilbert Police Department for eight years, and is now the principal of Pinnacle/ WestMark Charter High Schools. His wife is an AWA flight attendant. (Source: The Arizona Republic) Reno Res serenade: Belting out “God Bless AWA,” sung to the tune of Lee Greenwood’s “Proud to be an American,” America West employees at the June 29 Town Hall in Reno express their pride in song. Quirky Question We’re sorry to report another quirky question-free week. In fact, the media questions are every day, and frankly, we wonder if our answers are starting quirky. Regardless, keep those questions coming and have a safe and happy 4th of July weekend. TOWN HALL SCHEDULE July 12 SFO 3 p.m. July 19 LAS 12:30 p.m. & 8 p.m. TBD T4 TBD Following is legal language, which we’re required to print on each internal and external publication related to the merger. FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/ameri-cawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/ameri-cawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitat ion or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. PLANE DEAL JUNE 1, 2005 ISSUE SEVEN Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. Editor : Andy Wagner Contact: (480) 693-5883 merger@americawest.com PLANE DEAL 4

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.